The Board has selected KPMG LLP (KPMG) to serve as the Trusts independent registered public accounting firm for the Trusts fiscal year ended March 31, 2006. The decision to select KPMG and dismiss Ernst
& Young LLP (E&Y), the Trusts previous
independent registered public accounting firm was recommended by the Audit Committee and was approved by the Board on September 21, 2005. During the
Trusts fiscal years ended March 31, 2005 and March
31, 2004 and through September 21, 2005, neither the
Trust, its portfolios nor anyone on their behalf has consulted with KPMG LLP on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trusts financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-
K) or reportable events (as described in paragraph
(a)(1)(iv) of said Item 304).
The selection of KPMG does not reflect any disagreements with or dissatisfaction by the Trust or the Board with the performance of the Trusts prior auditor. E&Ys report on the Trusts financial statements for the fiscal years ended March 31, 2005 and March 31, 2004 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Trusts fiscal years ended March 31, 2005 and March 31, 2004 and through September 21, 2005, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Trusts financial statements for such years, and (ii) there were no reportable events of the kind described in Item
302(a)(1)(v) of Regulation S-K under the Securities
Exchange Act of 1934, as amended.